================================================================================
                                    FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                             DATED OCTOBER 26, 2000

                                ASE Test Limited
             (Exact name of Registrant as specified in its charter)


                               10 West 5th Street
                          Nantze Export Processing Zone
                                Kaoshiung, Taiwan
                                Republic of China
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                               FORM 20-F  X       FORM 40-F
                                         ---                 ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES         NO  X
                                  ---         ---

If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable
                                   --------------

================================================================================

ASE TEST LIMITED                                               October 26, 2000
--------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE

Contact:

Jeffrey Chen, Chief Financial Officer

Tel.        886-2-8780-5489               Mobile:  886-932-047-543
Fax.        886-2-2757-6121               email: jeffrey_chen@asek.asetwn.com.tw

US Investor Relations Contact:
Richard Wei, CFO of ISE Labs.

Tel.        408-567-4383                  email: rwei@dts.com

Contact information for all investor queries on ASE Test Limited through Thomson Financial Investor Relations:
In Asia Pacific to:                       In the US to:
Mylene Kok                                Daniel Loh
65-3940 825                               212-701-1998
Mylene.kok@tfn.com.sg                     dan.loh@thomsonir.com

ASE Test Limited & Subsidiaries Reports Quarterly Sales, Net Income Third Quarter Sales Rise to US$120.8 million, Net Income Increases to US$32.9 million (ROC GAAP), US$31.0 million (U.S. GAAP). Net Income before Amortization was US$33.1 million

Third Quarter 2000 Results: Year-over-Year Comparison
--------------------------------------------------------------------------------
Highlights: Consistent Delivery of Record Sales and Profits

-    Net sales increased 51.7% to US$120.8 million.

- Gross profit increased 74.1% to US$49.1 million and gross margin increased to 40.6% from 35.4%.

- Operating income increased 81.7% to US$32.9 million and operating margin increased to 27.2% from 22.7%.

- Income before tax and minority interest increased 129.8% to US$34.1 million.

-    Net income under ROC GAAP increased 122.1% to US$32.9 million.

-    Net income under U.S. GAAP increased 136.1% to US$31.0 million.

-    Net income before amortization under U.S. GAAP was US$33.1 million.

- Fully diluted EPS under ROC GAAP increased 102.8% to US$0.34 per share from US$0.17 per share.

- Fully diluted EPS under U.S. GAAP increased 115.6% to US$0.32 per share from US$0.15 per share.

- Fully diluted EPS under U.S. GAAP for net income before amortization was US$0.34 per share.

-    EBITDA for the quarter was US$73.6 million

--------------------------------------------------------------------------------

      ASE Test Limited (Nasdaq: ASTSF), the world's largest independent provider of semiconductor testing services, today reported that it has continued its strong growth momentum, achieving a revenue growth rate of 51.7% from the same period last year, and 17.6% sequentially from the second quarter this year. ASET's gross and operating margins have improved sharply from the same period last year; the Company has also continued to maintain the steady margins from the second quarter this year.

      "We are very pleased with our record operating performance and our strong growth momentum," said Dr. Leonard Liu, chief executive officer of ASE Test. "In the latest quarter, our results benefited from our diversified global customer base which covers the 3C segments; this has allowed us to maintain good utilization of our testers during the quarter." Dr. Liu added: "We believe that we have outperformed our competitors for three major reasons. First, we are the world's largest independent semiconductor test house, offering our customers the most comprehensive end-to-end total testing solutions. Second, we are serving a diversified customer base to smooth out volatility in specific sector or specific customer. And third, our scale and capability in the front-end engineering test in the US through ISE Labs, allow us to penetrate our customers at early stage. Overall, we are confident that ASE Test is in the best position to capture the test outsourcing growth, and our consistent performance in the past few quarters clearly proves this"

      Through ASE Test's global presence and technological capabilities, it is able to service an established blue-chip customer base covering a wide range of industries, including Alcatel, Altera, AMD, ATI, Cirrus Logic, Conexant, Cypress, DSPG, ESST, Kawasaki, Lattice Semiconductor, LSI Logic, Motorola, Oak Technologies, Philips, Qualcomm, and VIA. ASE Test's top five customers contributed about 42% of its third quarter revenues.

      "Today, ASE Test has built its franchise into a true global operation to serve customers' needs. We are strategically located in Taiwan, Hong Kong, Korea, Malaysia, Singapore and the United States, with Taiwan's output contributing 38%, United States' output contributed 17%, and the South East Asia locations contributed 45% of the third quarter revenues," said Dr. David Pan, President of ASE Test. Dr. Pan added: "Of 5,500 employees globally, about 500 employees are located in the Silicon Valley to lead and support engineering testing with design engineers early on, and about 1,550 employees are in Taiwan working closely with the foundry and assembly partners to provide total IC manufacturing solution. Going forward, ASE Test will continue to grow its capacity and capability in all of its locations."

      Being the world's largest independent testing house, ASE Test has the capability and track record to better manage its CAPEX plan to ensure the right type of tester platforms are purchased to meet customers' demand. As of 30 September 2000, the Company has about 588 testers and 411 wirebonders.

      In order to maintain its market leadership position, ASE Test has continued to make substantially capital investments in increasing testing capacity. During the third quarter, the Company invested US$125.5 million in new testers (US$112.7 million) and in the packaging area (US$12.9 million). Year to September CAPEX amounted to US$312.5 million. As a result, ASE Test will revise up its CAPEX plan to about US$350 million for the whole year 2000.

      Revenue from testing services were US$85.6 million, or 70.9% of ASE Test's net revenues during the third quarter, with the remaining revenues from the packaging services. Revenue breakdown by end market in the latest quarter were as follows: personal computers (34.7%), communications/consumer (55.4%), and industrial/others (9.9%). Revenues by geographical market in the quarter were North America (74.1%), Asia Pacific (19.5%), and Europe (6.4%). During the third quarter, 58.6% of ASE Test's packaging business output was in high pin-count ball grid array ("BGA") and quad flat packages/thin quad flat packages ("QFP/TQFP"), with an increasing focus on BGA packages. The rest of portfolio includes 14.4% in plastic leaded chip carriers ("PLCC"), 19.0% in small outline plastic packages/small outline plastic J-bend package ("SOP/SOJ"), and 8.1% in plastic dual in-line packages ("PDIP").

Financial Analysis

Net Sales:

      ASE Test achieved another quarterly record sales and profit for the third quarter of 2000. Total revenues were US$ 120.8 million, up 51.7% from US$79.6 million in the third quarter of 1999. Testing revenues rose 67.2% to US$85.6 million from US$51.2 million in the third quarter of 1999, while packaging revenues rose 23.8% to US$35.2 million compared with US$28.4 million for the same period in 1999. The third quarter of 2000 reported revenues excluded the Manteca's packaging sales, while the third quarter of 1999 included the Manteca's packaging sales of US$2.1 million.

Gross Margin:

      The consolidated gross margin for the third quarter of 2000 improved significantly to 40.6% compared with 35.4% in the third quarter of 1999. Depreciation expense for this quarter was US$28.0 million, or 23.2% of net revenues, compared to US$17.7 million, or 22.3% of net revenues, in the same quarter a year ago.

Operating Expenses:

      Operating expenses for the third quarter of 2000 were US$16.2 million compared with US$10.1 million for the same period in 1999. Of the US$16.2 million in operating expenses, US$3.2 million was spent on R&D, and US$12.9 million was accounted for by SG&A expenses, including US$2.1 million in goodwill expense related to the ISE Labs acquisition last year.

Operating Income:

      Operating income for the third quarter of 2000 rose sharply by 81.7% to US$32.9 million compared with US$18.1 million in the third quarter of 1999. Operating margin improved to 27.2% compared with 22.7% for the same period in 1999.

Non-Operating Income/Expenses:

      Non-operating income for the third quarter of 2000 was US$6.6 million, which primarily consisted of income from equity investees, interest revenues from the offering proceeds, and some foreign exchange gains. Non-operating expenses were US$5.4 million, primarily due to interest expense from the US$160 million 1% guaranteed convertible 5 year notes issued by ASE Test Finance Limited in June 1999, with accrued interest rate of 7.25% p.a.

Income Before Income Taxes and Minority Interest:

      Income before income taxes and minority interest for the third quarter of 2000 increased 129.8% to US$34.1 million compared with US$14.8 million for the same period in 1999.

Net Income:

      Net income under ROC GAAP for the third quarter of 2000 increased 122.1% to US$32.9 million compared with US$14.8 million for the same period in 1999. Net income under U.S. GAAP increased 136.1% to US$ 31.0 million compared with US$13.1 million for the same period in 1999. Therefore, net income before amortization under U.S. GAAP was US$33.1 million.

Per Share Data:

      Fully diluted EPS under ROC GAAP for the third quarter of 2000 was US$0.34 per share compared with US$0.17 per share for the same period in 1999. Fully diluted EPS under U.S. GAAP for the third quarter of 2000 was US$0.32 per share compared with US$0.15 per share for the same period in 1999. Year to September fully diluted EPS under ROC GAAP was US$0.90 per share compared with US$0.42 per share for the same period in 1999. Year to September fully diluted EPS under US GAAP was US$0.84 per share compared with US$0.37 per share for the same period in 1999. Therefore, fully diluted EPS under U.S. GAAP for net income before amortization for the quarter was US$0.34 per share, and year to September fully diluted EPS under U.S. GAAP for net income before amortization was then US$0.91 per share.

Cashflow:

      EBITDA for the third quarter was US$73.6 million, and year to September EBITDA totaled US$185.1 million.

                                ASE Test Limited
                        Consolidated Statements of Income
             (US$ thousands, except percentages and per share data)
                                   (unaudited)

                                                        Three Months Ended Sept. 30,
                                                    ---------------------------------
                                                        1999                 2000
ROC GAAP:                                           -------------       -------------
Net revenues                                        $    79,608         $   120,778
Cost of revenues                                         51,422              71,712
                                                    -----------         -----------
Gross profit                                             28,186              49,066
Operating expenses                                       10,083              16,170
                                                    -----------         -----------

                                                        Three Months Ended Sept. 30,
                                                    ---------------------------------
                                                        1999                 2000
ROC GAAP:                                           -------------       -------------
Operating income                                         18,103              32,896
Non-operating expense (income)                            3,278             (1,175)
                                                    -----------         -----------
Income before tax and minority interest                  14,825              34,071
Income tax expense (benefit)                              (402)                  21
Discontinued operation loss                                   0              115
Minority interest                                           395               1,001
                                                    -----------         -----------
Net income                                          $    14,832         $    32,934
                                                    ===========         ===========

Fully diluted EPS                                   $      0.17         $      0.34
                                                    ===========         ===========
Shares used in earnings per share calculation
     Fully diluted                                   88,548,267          96,968,283

U.S. GAAP:
Net income                                          $    13,124         $    30,990
                                                    ===========         ===========
Diluted EPS                                         $      0.15         $      0.32
                                                    ===========         ===========

Segment Data:
Net revenues:

     Testing                                        $    51,212         $    85,617
     Packaging                                           28,396              35,161
     Testing                                               64.3%               70.9%
     Packaging                                             35.7%               29.1%

Operating Data:

Overall gross margin                                       35.4%               40.6%
     Testing gross margin                                  41.9%               45.7%
     Packaging gross margin                                23.7%               28.2%
Operating margin                                           22.7%               27.2%
ROC GAAP net margin                                        18.6%               27.3%
U.S. GAAP net margin                                       16.5%               25.7%


Sequential Comparison with Second Quarter of 2000
--------------------------------------------------------------------------------
Highlights

-    Net sales increased 17.6% to US$120.8 million from US$102.7 million.

- Gross profit increased 17.0% to US$49.1 million and gross margin remained flat at 40.6% from 40.8%

- Operating income increased 18.1% to US$32.9 million and operating margin remained flat at 27.2% from 27.1%.

- Income before tax and minority interest increased 25.0% to US$34.1 million from US$27.3 million.

- Net income under ROC GAAP increased 28.2% to US$32.9 million from US$25.7 million.

- Net income under U.S. GAAP increased 28.9% to US$31.0 million from US$24.0 million.

- Net income under U.S. GAAP before amortization increased 26.8% to US$33.1 million from US$26.1 million

                                      Three Months Ended      Three Months Ended
                                          June 30, 2000           Sept. 30, 2000
                                       ------------------    ------------------
ROC GAAP:
Net revenues ............................   $ 102,677             $ 120,778
Cost of revenues ........................      60,747                71,712
                                            ---------             ---------
Gross profit ............................      41,930                49,066
Operating expense .......................      14,070                16,170
                                            ---------             ---------
Operating income ........................      27,860                32,896
Non-operating expense (income)...........         605                (1,175)
                                            ---------             ---------
Income before tax .......................      27,255                34,071
Income tax expense ......................         165                    21
Discontinuing operation Loss ............           9                   115
Minority interest .......................       1,386                 1,001
                                            ---------             ---------
Net income (ROC GAAP) ...................   $  25,695             $  32,934
                                            =========             =========
Net income (U.S. GAAP) ..................   $  24,047             $  30,990
                                            =========             =========

Segment Data:
Net revenues:
     Testing ............................   $  73,994             $  85,617
     Packaging ..........................      28,684                35,161
     Testing ............................        72.1%                 70.9%
     Packaging ..........................        27.9%                 29.1%

Operating Data:
Overall gross margin ....................        40.8%                 40.6%
     Testing gross margin ...............        45.5%                 45.7%
     Packaging gross margin .............        28.7%                 28.2%
Operating margin ........................        27.1%                 27.2%
ROC GAAP net margin .....................        25.0%                 27.3%
U.S. GAAP net margin ....................        23.4%                 25.7%


Year To September Comparison
--------------------------------------------------------------------------------
Highlights

-    Net sales increased 68.1% to US$315.6 million.

- Gross profit increased 104.5% to US$128.5 million and gross margin increased to 40.7% from 33.5%

- Operating income increased 105.5% to US$85.6 million and operating margin increased to 27.1% from 22.2%.

-    Income before tax increased 132.5% to US$85.2 million from US$36.6 million

- Net income under ROC GAAP increased 122.7% to US$81.5 million from US$36.6 million.

- Net income under U.S. GAAP increased 135.2% to US$76.3 million from US$32.4 million.

- Net income under U.S. GAAP before amortization increased 131.5% to US$82.5 million from US$35.6 million.

--------------------------------------------------------------------------------

                                                    Nine Months Ended Sept. 30,
                                                    ---------------------------
ROC GAAP:                                             1999             2000
                                                  ------------     ------------
Net revenues ..................................   $    187,739     $    315,616
Cost of revenues ..............................        124,871          187,083
                                                  ------------     ------------
Gross profit ..................................         62,868          128,533
Operating expenses ............................         21,229           42,963
                                                  ------------     ------------
Operating income ..............................         41,640           85,570
Non-operating expense .........................          5,002              387
                                                  ------------     ------------
Income before tax and minority interest .......         36,637           85,183
Income tax expense (benefit) ..................           (824)             252
Discontinued operation loss ...................              0              599
Minority interest .............................            880            2,856
                                                  ------------     ------------
Net income ....................................   $     36,582     $     81,476
                                                  ============     ============

Fully diluted EPS .............................   $       0.42     $       0.90
                                                  ============     ============
Shares used in earnings per share calculation
     Fully diluted ............................     88,124,073       90,456,670

U.S. GAAP:
Net income ....................................   $     32,447     $     76,307
                                                  ============     ============
Diluted EPS ...................................   $       0.37     $       0.84
                                                  ============     ============

Segment Data:
Net revenues:

     Testing ..................................   $    117,461     $    225,647
     Packaging ................................         70,278           89,969
     Testing ..................................           62.6%            71.5%
     Packaging ................................           37.4%            28.5%

Operating Data:
Overall gross margin ..........................           33.5%            40.7%
     Testing gross margin .....................           40.3%            45.7%
     Packaging gross margin ...................           22.1%            28.4%
Operating margin ..............................           22.2%            27.1%
ROC GAAP net margin ...........................           19.5%            25.8%
U.S. GAAP net margin ..........................           17.3%            24.2%

                                ASE Test Limited
                           Consolidated Balance Sheet
                            As of September 30, 2000
                                 (US$ thousands)
                                   (unaudited)

Cash and cash equivalents             $ 186,511    Short-term borrowings                         $    7,486
Accounts receivable                      86,722    Accounts payable                                  41,077
Inventories                              12,910    Payable for fixed assets                          64,199
Other current assets                     13,142    Current portion of LT debt                        19,475
                                      ---------    Other current liabilities                         17,972
Total current assets                    299,285                                                  ----------
                                                   Total current liabilities                        150,209

                                                   Long term debt                                    98,663
Long-term investments                    90,382    Convertible bonds                                168,000
Fixed assets                            610,103    Other liabilities                                  9,149
Goodwill                                 62,674                                                  ----------
Other assets                             24,114    Total liabilities                                426,021
                                     ----------    Minority interest                                 24,039
Total assets                         $1,086,558    Shareholders' equity                             636,498
                                     ==========                                                  ----------
                                                   Total liabilities & shareholders' equity      $1,086,558
                                                                                                 ==========


      ASE Test Limited is the world's largest independent provider of semiconductor testing services. ASE Test provides customers with a complete range of semiconductor testing services, including front-end engineering testing, wafer probing, final production testing of packaged semiconductors and other test-related services. ASE Test has been quoted on Nasdaq since 1996 under the symbol "ASTSF".

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           ASE TEST LIMITED


Dated: October 26, 2000                    By:      /s/ Jeffrey Chen
                                              ----------------------
                                           Name:    Jeffrey Chen
                                           Title:   Chief Financial Officer